SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2010

ChipMOS TECHNOLOGIES (Bermuda) LTD.

(Translation of Registrant’s Name Into English)

No. 1, R&D Rd. 1, Hsinchu Science Park

Hsinchu, Taiwan

Republic of China

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒             Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐            No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ChipMOS TECHNOLOGIES (Bermuda) LTD.
(Registrant)

Date: December 30, 2010	By	/S/ S. J. CHENG
	Name:	S. J. Cheng
	Title:	Chairman & Chief Executive Officer

Contacts:

In Taiwan R.O.C. Dr. S.K. Chen ChipMOS TECHNOLOGIES (Bermuda) LTD. +886-6-507-7712 s.k._chen@chipmos.com	In the U.S. Chesha Gibbons Director of Investor Relations +1-415-730-1307 chesha_gibbons@chipmos.com David Pasquale Global IR Partners +1-914-337-8801 dpasquale@globalirpartners.com

ChipMOS RECEIVES APPROVAL FOR EXTENSION OF REPAYMENT SCHEDULE ON

ITS SHORT-TERM BANK LOANS FROM TAIWAN BANK CREDITORS

Hsinchu, Taiwan, December 30, 2010 - ChipMOS TECHNOLOGIES (Bermuda) LTD. (Nasdaq: IMOS) (the “Company” or “ChipMOS”) today announced that the Company’s 88.96% subsidiary ChipMOS TECHNOLOGIES INC. (“ChipMOS Taiwan”) has reached agreement with and received approval from its bank creditors for an extension of its repayment schedule on its short-term loans.

S.K. Chen, Chief Financial Officer of ChipMOS, said, “We appreciate the continued support of our bank syndicate in reaching this extension agreement. Our goal is to continue to pay down debt in 2011 and subsequently on a repayment schedule anticipated to reduce total debt to less than US$300 million by the end of 2011. This is another step in our ongoing efforts to strengthen our financial position, while concurrently providing the excellent test and assembly services customers rely on ChipMOS for.”

The key extended repayment terms and conditions include agreement by ChipMOS Taiwan to repay 20% of the outstanding non-revolving short-term loans principal on December 31, 2010 and to repay the balance in eight quarterly installments by the end of 2012. ChipMOS Taiwan will be required to set aside NT$50 million per month with Bank of Taiwan from January 2011 until December 2012 to fund the scheduled estimated principal repayments. ChipMOS Taiwan can maintain its current revolving short-term facilities, which as of December 29, 2010 had an aggregate outstanding principal amount of US$25.2 million, but will be required to increase the collateral to secure up to 60% of the outstanding principal amount by the end of 2011. For repayment of long-term loans, ChipMOS Taiwan also has agreed to set aside with Bank of Taiwan NT$300 million per month for 2011, NT$270 million per month for 2012 and NT$150 million per month for 2013 to meet the principal repayment schedule. The bank creditors have agreed that ChipMOS Taiwan may arrange additional bank loans for purchasing operating materials by using its available assets as collateral; and also have agreed to not unilaterally foreclose and seize any machinery, property or deposits of ChipMOS Taiwan and to waive any penalties that might otherwise have to be imposed on the Company in case of breach under the existing loan agreements.

Tables below reflect the anticipated impact of the extension agreement with bank creditors on ChipMOS Taiwan’s estimated future principal payments under the short-term loans as compared to the original payment schedule as of December 31, 2010, and also show the long-term loans principal repayment schedule (All translations from NT dollars to U.S. dollars were made at the exchange rate of NT$30.47 against US$1.00 as of Nov. 30, 2010):

Non-revolving short-term loans estimated principal repayment schedule

	Original		After Extension
	Payment Amount		Estimated Payment (**)
	NT$	US$	NT$	US$
	(in million)		(in million)
Dec. 31, 2010	1,467.8	48.1	655.2	21.5	(*)
2011			406.3	13.3
2012			406.3	13.3

Total	1,467.8	48.1	1,467.8	48.1

*	As agreed, the payment amount of US$21.5 million included the off set of the time deposit of US$11.9 million as collateral with the banks.
**	The Estimated Payment After Extension may be changed subject to final agreements signed with banks.

Long-term loans principal payment schedule

	Payment Amount
	NT$	US$
	(in million)
2011	3,751.5	123.1
2012	3,101.5	101.8
2013	1,824.2	59.9
2014 to 2015	345.0	11.3

Total	9,022.2	296.1

The above-listed long-term loans are excluding operating lease payment of US$27.0 million, US$18.8 million and US$1.9 million for 2011, 2012 and 2013, respectively. ChipMOS Taiwan anticipates that its cash in hand as of December 31, 2010, and expected cash flow from its operations will provide a sufficient source of cash for short-term and long-term loan principal payments to be made in 2011 and years going forward.

About ChipMOS TECHNOLOGIES (Bermuda) LTD.:

ChipMOS (http://www.chipmos.com/) is a leading independent provider of semiconductor testing and assembly services to customers in Taiwan, Japan, and the U.S. With advanced facilities in Hsinchu and Southern Taiwan Science Parks in Taiwan and Shanghai, ChipMOS and its subsidiaries provide testing and assembly services to a broad range of customers, including leading fabless semiconductor companies, integrated device manufacturers and independent semiconductor foundries.

Forward-Looking Statements

Certain statements contained in this announcement may be viewed as “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s most recent Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) and in the Company’s other filings with the SEC.